SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                            (Name of Subject Company)

        MP VALUE FUND 6, LLC; MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.;
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.;
 ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION
     INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND 1, LTD.; MP-DEWAAY
         FUND, LLC; MP FALCON FUND, LLC; MACKENZIE PATTERSON, INC. and
                      MACKENZIE SPECIFIED INCOME FUND, L.P.

                                    (Bidders)

                 ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
Christine Simpson                            Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                  Amount of
                     Valuation*                   Filing Fee

                     $1,500,000                   $300

* For purposes of calculating the filing fee only. Assumes the purchase of 125,000 Units at a purchase price equal to $12 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ]      Check  the  box  if   the  filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 6, LLC; MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND 1, LTD.; MP- DEWAAY FUND, LLC; MP FALCON FUND, LLC; and MACKENZIE SPECIFIED INCOME FUND, L.P. (collectively the "Purchasers") to purchase up to 125,000 assignee units of limited partnership interest (the "Units") in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP, an Delaware limited partnership (the "Issuer"), the subject company. Mackenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule. The Purchasers are offering to purchase the Units at a purchase price equal to $12 per Unit, less the amount of any distributions declared or made with respect to the Units between May 5, 2000 and June 5, 2000, or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The issuer had 500,000 Units issued and outstanding held by approximately 508 Unit holders as of December 31, 1999, according to its annual report on Form 10-K for the year ended, which is the most recent information available to the Purchasers concerning the outstanding Units. The Partnership's principal place of business is located at 225 East Redwood Street, Baltimore, Maryland 21202.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.          Exhibits.

         (a)(1)   Offer to Purchase dated May 5, 2000

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated May 5, 2000

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 5, 2000

MP VALUE FUND 4, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP VALUE FUND 6, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MORAGA FUND 1, L.P.
By Moraga Partners, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INCOME FUND 1, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP-DEWAAY FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP FALCON FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P., LP
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MACKENZIE PATTERSON, INC.

By:      /s/ C. E. Patterson
         -------------------
         C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit           Description                                               Page

(a)(1)   Offer to Purchase dated May 5, 2000

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated May 5, 2000